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                 June 21, 2022

       Jeffrey A. Gould
       Chief Executive Office and President
       BRT Apartments Corp.
       60 Cutter Mill Road, Suite 303
       Great Neck, New York 11021

                                                        Re: BRT Apartments
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2022
                                                            File No. 333-265591

       Dear Mr. Gould:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Brian Lee, Esq.